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JUN 1 2012

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SECURITIES W



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67514

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE SAND SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 WESTBURY LANE
(No. and Street)

GEORGETOWN (City) TX (State) 78633 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK HORSMAN (212) 461-6004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK HORSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE SAND SECURITIES, LLC, as of MARCH 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____



DANNY MELENDEZ
Notary Public - State of New York
NO. 01ME6174995
Qualified in New York County
My Commission Expires

May 25th 2012

Signature

MANAGING PARTNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE SAND SECURITIES, LLC

FINANCIAL STATEMENTS

MARCH 31, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Members of
Blue Sand Securities, LLC
Georgetown, TX

I have audited the accompanying statement of financial condition of Blue Sand Securities, LLC as of March 31, 2012, and the related statements of income, changes in member's equity, and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Sand Securities, LLC as of March 31, 2012, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 17, 2012

BLUE SAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2012

ASSETS

Cash	$ 230,009
Accounts receivable	5,134,758
Prepaid expenses	10,393
Security deposit	16,040
Employee advance	-
Furniture and equipment, at cost less accumulated depreciation ($16,609)	4,379
Total assets	$ 5,395,579

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 9,802
Accrued commissions	1,819,452
Security deposits payable	24,000
Total liabilities	1,853,254
Member's equity	3,542,325
Total liabilities and member's equity	$ 5,395,579

The accompanying notes are an integral part of these financial statements.

BLUE SAND SECURITIES, LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED MARCH 31, 2012

Revenues:	
Commissions	$ 9,522,699
Rental income	320,791
Interest income	1,228
Total Revenue	9,844,718
Expenses:	
Professional fees	410,965
Commissions expense	4,404,903
Occupancy expenses	280,145
Communication expenses	4,115
Other operating expenses	190,544
Total expenses	5,290,672
Net income (loss)	$ 4,554,046

The accompanying notes are an integral part of these financial statements.

BLUE SAND SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2012

Member's equity at beginning of year	$ 583,991
Net income (loss)	4,554,046
Member's distributions	(1,595,712)
Member's equity at end of year	$ 3,542,325

The accompanying notes are an integral part of these financial statements.

BLUE SAND SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2012

Cash flows from operating activities:		
Net income (loss)		$ 4,554,046
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	4,198	
Increase in accounts receivable	(4,349,893)	
Decrease in prepaid expenses	1,994	
Decrease in employee advance	403	
Increase in accrued commissons	1,449,141	
Decrease in accounts payable	$ (15,600)	
Total adjustments		(2,909,757)
Net cash provided (used) by operating activities		1,644,289
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Distributions to members	(1,595,712)	
Net cash provided (used) by financing activities		(1,595,712)
Net increase in cash		48,577
Cash at beginning of year		181,432
Cash at end of year		$ 230,009

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

BLUE SAND SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on August 30, 2006 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings.

Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. Depreciation expense for the year ended March 31, 2012 was $4,198.

Management's Review for Subsequent Events

Management had evaluated subsequent events through May 17, 2012, the date which the financial statements were available to be issued.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $192,012 at March 31, 2012, which exceeded required net capital of $123,550 by $68,462. The ratio of aggregate indebtedness to net capital at March 31, 2012 was 965.2%

NOTE 3 - INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 4 - OPERATING LEASE AGREEMENTS

The Company leases its office spaces under operating leases. The Maryland office space lease will expire in July 2012. The future minimum rental payments due under the lease are as follows:

Year Ending March 31,	Amount
2013	$5,400
Total	$5,400

The Company's office space leased in Arizona only provides for a month-to-month commitment of $750 per month in rent.

The office space leased in New York City will expire in January 2013. The future minimum rental payments due under the lease are as follows:

Year Ending March 31,	Amount
2013	$195,940
Total	$195,940

A portion of the leased space in New York City is subleased to four unrelated parties under leases expiring at the same time as the Company's lease. The Company's lease expense will be offset by payments due under the subleases as follows:

Year Ending March 31,	Amount
2013	$239,750
Total	$239,750

For the year ended March 31, 2012 rental expense amounted to $267,762 and rental income under the subleases was $320,791.

BLUE SAND SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

NOTE 5- CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

BLUE SAND SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED MARCH 31, 2012

BLUE SAND SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2012

Total ownership equity from statement of financial condition	$ 3,542,325
Total nonallowable assets from statement of financial condition	3,346,118
Net capital before haircuts on securities positions	196,207
Haircuts on securities	(4,195)
Net capital	192,012
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 1,853,254
Total aggregate indebtedness	$ 1,853,254
Percentage of aggregate indebtedness to net capital	965.2%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 123,550
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 123,550
Excess net capital	$ 68,462
Excess net capital at 1000%	$ 6,687

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

BLUE SAND SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

BLUE SAND SECURITIES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

MARCH 31, 2012

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

BLUE SAND SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2012

Blue Sand Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Members
Blue Sand Securities, LLC

In planning and performing my audit of the financial statements of Blue Sand Securities, LLC, for the period ended March 31, 2012, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by Blue Sand Securities, LLC in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by Blue Sand Securities, LLC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because Blue Sand Securities, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at March 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, NH
May 17, 2012

BLUE SAND SECURITIES, LLC

SUPPLEMENTAL SIPC REPORT

MARCH 31, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243 FAX (603) 882-7371

To the Members of Blue Sand Securities, LLC

Georgetown, TX

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2012, which were agreed to by Blue Sand Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Blue Sand Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Blue Sand Securities, LLC's management is responsible for the Blue Sand Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

May 17, 2012

BLUE SAND SECURITIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 23,807**
Less Payments Made:		
Date Paid	**Amount**	
1-2-12	**5,862**	
		(5,862)
Interest on late payment(s)		**209**
Total Assessment Balance or Overpayment		**$17,945**
Payment made with Form SIPC 7		**$17,945**

See Accountant's Report

BLUE SAND SECURITIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2012

Total revenue	**$9,844,718**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**322,019**
Total deductions	**$ 322,019**
SIPC NET OPERATING REVENUES	**$9,522,699**
GENERAL ASSESSMENT @ .0025	**$ 23,807**

See Accountant's Report